FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






                                   SCHEDULE 5
                        BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed

1.     Name of Company:

COLT Telecom Group plc

2.     Name of Scheme:

COLT Telecom Group Warrants

3.     Period of Return:

From:     18 June 2002 to 17 December 2002

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

606,999

5.     Number of Shares issued/allotted under scheme during period:

Nil

6.     Balance under scheme not yet issued/allotted at end of period:

606,999

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

9,796,800 Ordinary Shares of 2.5p each listed on 18 June 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

1,507,536,535

Contact for queries:

Name:          Mark A. Jenkins

Telephone:     0207 390 3676

Address:       COLT Telecom Group plc
               15 Marylebone Road
               London
               NW1 5JD

Person making return:

Name:          Mark A. Jenkins, Company Secretary




                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 06 February 2003                               COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary